MONTREAL SERVICES COMPANY
941 de Calais Street
Mont St-Hilaire, Quebec
Canada J3H 4T7
Tel: 514-295-9943

October 5, 2009

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Tom Kluck
Legal Branch Chief

RE:	Montreal Services Company
Form S-1 Registration Statement
Registration No. 333-160128

Dear Mr. Kluck:

     Pursuant to the provisions of Rule 461 of Regulation C of the Securities Act of 1933, as amended, Montreal Services Company (the “Company”) requests acceleration of the effective date of its Form S-1 Registration Statement to Wednesday, October 7, 2009 at 4:00 p.m., E.D.T., or as soon thereafter as practicable.

     Please be advised that the Company has not distributed any preliminary prospectus and the Company is in compliance with Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

     Further, no other documents, reports or memoranda have been prepared for external use by the Company.

     The Company acknowledges that:

*	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

*

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and,

*

the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
RE:	Montreal Services Company
Form S-1 Registration Statement
SEC File 333-160128
October 5, 2009
Page 2

     The undersigned is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed transaction specified in the above captioned registration statement.

     Thank you for your cooperation.

MONTREAL SERVICES COMPANY

BY:	MICHEL ST-PIERRE
Michel St-Pierre, President, Principal Executive
Officer, Secretary, Treasurer, Principal Financial
Officer, Principal Accounting Officer and sole
member of the Board of Directors.

cc: Conrad C. Lysiak